Exhibit 21.1

Spinal Elements Holdings, Inc.

Subsidiary	State of Organization
KAMD Buyer, Inc.	Delaware
Spinal Elements, Inc.	Delaware
Spine Association for Education, Inc.	Georgia
Direct Spine Source, LLC	Delaware
Spine Select Acquisition, Inc.	Georgia
Custom Spine Acquisition, Inc.	Georgia
Omni Acquisition Inc.	Georgia